Exhibit 99.2

December 5, 2022

The Board of Directors
American Equity Investment Life Holding Company
6000 Westown Parkway
West Des Moines, IA 50266

To the Board of Directors of American Equity Investment Life Holding Company (the “Company”)

Thank you for holding the upcoming Investor Symposium at which we understand the Company will be discussing its long-term strategy.  As your largest shareholder, we have a number of questions about the strategic direction of the Company.  Below is a list of questions that we believe will assist us and all other shareholders evaluate the future prospects of the Company as the AEL 2.0 strategy evolves:

A.	Please provide the track record of each of the managers that the Company is partnered with.

B.	How much did the Company pay for its initial equity investment in 26North, and what ownership percentage in 26North did the Company receive in return for its initial equity investment?

1.
Please disclose the valuation methodology used for the equity investment and the process undertaken by the Company in arriving at such valuation, including whether the Company received validation from external advisors.

2.	Please disclose the governance rights in connection with this equity investment.
3.	Are there any restrictions on the Company’s monetization of its equity investment?
4.
Does the investment contain any “change of control” or similar provisions that may be implicated by any of the Company’s strategic development alternatives, including any potential partnerships, investments or acquisitions, or in the event of a sale of the Company?

C.	Does the Company own an equity stake in any of the other managers it has partnered with, including Adams Street, Monroe Capital and Pretium? If so, please describe these arrangements.

D.
Does the Company have the right or obligation to increase its equity interest and ownership percentage in 26North or any of the other managers it has partnered with? If so, to what level and for what additional consideration?

E.	Does the arrangement with 26North contemplate that the Company may commit additional amounts to funds managed by 26North or provide additional AUM to 26North?

1.	If so, how much and what percentage of the Company’s total assets would it represent if exercised in full?
2.	Based on its current AUM, what percent of 26North’s AUM would the Company’s total investment constitute?
3.	To date, has the Company committed to invest in any fund managed by 26North, or otherwise to provide AUM to 26North?

F.
In the AEL 2.0 presentation from February 2022 (page 7), the Company stated that it targets an operating ROE of 11-14%.  By our calculation, the recently disclosed executive compensation plan (the “Incentive Plan”) implies a go forward ROE of 3% at the low end and 8% at the high end, over the five-year period of the plan.  Did the Board undertake a strategic review that caused it to revise these targets materially downward?

1.
Under the Incentive Plan, the CEO stands to earn $55 million if the company generates a 6% annualized return over 5 years (i.e. $55 per share), and $72 million for an 8% annualized return (i.e. $60 per share) over the same 5 year period.  Prior to setting these compensation targets, did the Board consider strategic alternatives, including a sale of the Company, that could surface that value today, thereby generating a significantly higher return for all shareholders?

We look forward to hearing the Company’s responses to the above questions at the upcoming Investor Symposium.

Sincerely,
Brookfield Asset Management Reinsurance Partners Ltd.,

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Secretary